SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         THE IMMUNE RESPONSE CORPORATION
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                                (Name of Issuer)


                    Common Stock, par value $.0025 per share
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                        (Title of Class of Securities)

                                    45252T10
                       -----------------------------------
                                 (CUSIP Number)

                                November 9, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [x] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  N/A
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1.    NAME OF REPORTING PERSON
      Kevin B. Kimberlin
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [   ]
                                                                   (b) [ X ]
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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen
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      NUMBER OF               5.    SOLE VOTING POWER             5,720,917
      SHARES                  --------------------------------------------------
      BENEFICIALLY            6.    SHARED VOTING POWER                   0
      OWNED BY                --------------------------------------------------
      EACH                    7.    SOLE DISPOSITIVE POWER        5,720,917
      REPORTING               --------------------------------------------------
      PERSON WITH             8.    SHARED DISPOSITIVE POWER              0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,720,917
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES    [  ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 14.8%
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12.   TYPE OF REPORTING PERSON
                 IN
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Item 1.

      (a)   Name of Issuer:

                  The Immune Response Corporation

      (b)   Address of Issuer's Principal Executive Offices:

                  5935 Darwin Court
                  Carlsbad, California 92008
Item 2.

      (a)   Name of Person Filing:

                  Kevin B. Kimberlin

      (b)   Address of Principal Business Office:

            c/o   535 Madison Avenue, 18th Floor
                  New York, NY 10022

      (c)   Citizenship:

                  Kevin B. Kimberlin is a citizen of the United States.

      (d)   Title of Class of Securities:

                  Common Stock, par value $.0025 per share

      (e)   CUSIP Number:

            45252T10

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check the status of the person filing

                  Not applicable.

Item 4.     Ownership

      (a)   Amount beneficially owned:

                  5,720,917

      (b)   Percent of class:

                  14.8%

      (c)   Number of shares as to which the person has

            (i)         Sole power to vote or to direct the vote:

                              5,720,917

            (ii)        Shared power to vote or direct the vote:

            (iii)       Sole power to dispose or direct the
                        disposition of:

                              5,720,917

            (iv) Shared power to dispose or to direct the disposition of:

                                    0

            As of November 9, 2001: The reporting person's spouse held 35,000 shares of the Issuer's common stock; a retirement account for the benefit of the reporting person held 16,000 shares of the Issuer's common stock; Kimberlin Family Partners, L.P., a Colorado limited partnership, of which the reporting person is the general partner, held 227,916 shares of the Issuer's common stock; Kevin Kimberlin Partners, L.P., a Delaware limited partnership ("KKP"), of which the general partner is KKP Management LLC, a Nevada limited liability company, of which the reporting person is the managing member, held 1,794,871 shares of the Issuer's common stock; and the reporting person held individually options to purchase 179,724 shares of the Issuer's common stock. Additionally, on November 9, 2001, KKP purchased
            (a) a promissory note from the Issuer that is currently convertible into 1,773,703 shares of the Issuer's common stock and (b) warrants to purchase 1,733,703 shares of the Issuer's common stock. The reporting person, as of November 9, 2001, can be deemed to be the beneficial owner of 5,720,917 shares representing 14.8% of the class, based on the 35,109,670 shares of the Issuer's common stock outstanding as of the Issuer's Form 10-Q filed November 14, 2001.


Item 5.     Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                  Not Applicable.

Item 8.     Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.     Notice of Dissolution of Group

                  Not Applicable.

Item 10.    Certification

                  By signing below I certify that, to the best of my
            knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2001


                              /s/ Kevin B. Kimberlin
                              ------------------------------
                                  Kevin B. Kimberlin


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